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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549


RECD S.E.C.
JUN 2 7 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Manor Care, Inc.
Exact name of registrant as specified in charter

878736
Registrant CIK Number

Form 11-K for fiscal year ended Dec. 31, 2002
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-10858
SEC file number, if available


PROCESSED
AUG 04 2003
THOMSON
FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toledo, State of Ohio, June 26, 2003.

Heartland Employment Services Inc. (a wholly owned subsidiary of Manor Care, Inc.) Employee Benefits Committee

HCR Manor Care Stock Purchase and Retirement Savings Plan
(Registrant)

By: 
Wade B. O'Brian, Chairman of Employee Benefits Committee


Ann Otley, Secretary of Employee Benefits Committee

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark One)

[X] Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-10858

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HCR MANOR CARE STOCK PURCHASE AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANOR CARE, INC.
333 N. Summit Street
Toledo, Ohio 43604-2617

Financial Statements and Supplemental Schedule

HCR Manor Care Stock Purchase and Retirement Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

0304-0420372

HCR Manor Care Stock Purchase and Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) 9

Ernst & Young

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

Heartland Employment Services, Inc.
Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the HCR Manor Care Stock Purchase and Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 17, 2003

0304-0420372

HCR Manor Care Stock Purchase and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	$ **25,575**	$ 166,564
Investments *(Note 3)*:		
BNY Hamilton Money Market Premier Fund	**19,148,418**	-
Manor Care, Inc. Common Stock	**15,508,771**	17,360,019
Harbor Bond Fund	**9,750,810**	6,253,002
Harbor Capital Appreciation Fund	**8,741,080**	11,460,821
MFS Capital Opportunities Fund – A	**7,518,430**	-
Harbor Large Cap Value Fund	**6,338,134**	6,696,113
Harbor International Fund	**6,025,666**	5,846,453
Harbor Trust Fund *(Note 4)*	**326,545**	1,084,922
Harbor Money Market Fund	-	18,742,505
Harbor Small Cap Growth Fund	-	6,660,448
Janus Fund	-	3,355,258
Loan Fund	**1,583,839**	1,516,137
	74,967,268	79,142,242
Contributions receivable:		
Employer	**3,847,884**	3,285,316
Employee	**520,738**	-
Total assets	**79,335,890**	82,427,558
Liabilities		
Other	-	10,359
Net assets available for benefits	$ **79,335,890**	$ 82,417,199

See accompanying notes.

HCR Manor Care Stock Purchase and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2002	**2001**
Additions		
Employee contributions	**$ 13,809,791**	$ 10,520,377
Employer contributions	**3,183,473**	3,285,316
Rollover contributions	**588,409**	627,936
Interest and dividends	**1,110,392**	954,759
Net realized and unrealized depreciation in fair value of investments	**(14,168,961)**	(3,478,918)
	4,523,104	11,909,470
Deduction		
Benefit payments	**7,604,413**	4,477,251
Net (decrease) increase	**(3,081,309)**	7,432,219
Net transfer from IHHI *(Note 1)*	**-**	12,551,939
Net assets available for benefits:		
Beginning of year	**82,417,199**	62,433,041
End of year	**$ 79,335,890**	$ 82,417,199

See accompanying notes.

HCR Manor Care Stock Purchase and Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Plan Description

General

The HCR Manor Care Stock Purchase and Retirement Savings Plan (Plan), formerly known as the HCR Stock Purchase and Retirement Savings Plan, is for the benefit of eligible employees of Health Care and Retirement Corporation of America (HCRA), which is an indirect wholly-owned subsidiary of Manor Care, Inc. and employees of affiliated companies which adopt the Plan with the consent of HCRA. Effective January 1, 2000, all employees of HCRA became employees of Heartland Employment Services, Inc., a wholly-owned subsidiary of Manor Care, Inc.

Effective November 1, 2001, the In Home Health, Inc. Employee 401(k) Retirement Plan was merged into the Plan. Employees of In Home Health, Inc. became eligible to participate and contribute to the Plan when they became employees of Heartland Employment Services, Inc. at various dates throughout 2001.

Effective January 1, 2003, the Second Amended and Restated Manor Care, Inc. Retirement Savings and Investment Plan, an affiliated plan of Manor Care, Inc., was merged into the Plan and the Plan was renamed HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan.

Contributions

The Plan allows eligible employees the opportunity to contribute up to 18% of their salaries on a pre-tax basis subject to certain limitations. Contributions may be divided at the participants' discretion among the various investment options offered by the Plan from 0% to 100% with no limit on the number of funds selected.

The employer contributes on behalf of each eligible participant an amount equal to fifty percent (50%) of the participant's Matched Tax Saver (MTS) contributions, not to exceed three percent (3%) of the participant's annual compensation, as defined by the Plan. Employer matching contributions are initially invested in the Manor Care Stock Fund, and may be immediately re-directed by the participant. Forfeitures are held by the trustee and reduce future employer contributions. The employer matching contribution is funded subsequent to year end.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified retirement program.

HCR Manor Care Stock Purchase and Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Eligibility and Vesting

Employees are eligible to participate in the Plan upon attaining age 21, completion of six consecutive months of service and five hundred hours of service. Participants are fully vested in their contributions immediately. Participants vest in Plan earnings and employer matching contributions under several different vesting schedules based upon hire date and other criteria as defined by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and rollovers, and the employer's matching contribution, as well as an allocation of plan earnings (losses) and the unrealized appreciation (depreciation) of the Plan's investments. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Participant Loans

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in bi-weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing based on the prime rate then being charged by the trustee. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with the then current choice of investment funds.

Administrative Expenses

The trustee fees and other administrative expenses are paid by the Plan sponsor.

Plan Termination

While HCRA has not expressed an interest in terminating the Plan, it is free to do so at any time. In the event of Plan termination, the Employee Benefits Committee shall allocate the assets of the Plan in the order of priority set forth under the Employee Retirement Income Security Act.

1. Plan Description (continued)

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan's Summary Plan Description for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The assets of the Plan were held by the Trustee, the Bank of New York, at December 31, 2002 and 2001. The Plan's investments are valued at their respective quoted market values at year end. Non-benefit responsive guaranteed investment contracts within the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited to date (contract value). Interest income is recorded on the accrual basis. Dividend income is recorded when declared.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, contributions and withdrawals during the reporting period. Actual results could differ from those estimates.

HCR Manor Care Stock Purchase and Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Years ended December 31 2002	2001
Harbor Bond Fund	$ 202,222	$ 76,835
Harbor Trust Fund	38,683	78,353
Harbor International Fund	(497,032)	(809,261)
Janus Fund	(1,182,247)	(1,009,770)
Harbor Large Cap Value Fund	(1,653,870)	136,639
Harbor Small Cap Growth Fund	(3,500,241)	(2,849,482)
Harbor Capital Appreciation Fund	(3,735,990)	(2,240,584)
Manor Care, Inc. Common Stock	(3,840,486)	3,138,352
	$ (14,168,961)	$ (3,478,918)

4. Harbor Trust Fund

Contributions to the Harbor Trust are invested in units of the Harbor Trust which invests in a commingled fund of guaranteed investment contracts through a collective trust maintained by State Street Bank and Trust Company. The guarantee is subject to the Plan maintaining its qualified, tax-exempt status under the Internal Revenue Code, and limited if the Plan elects to terminate its participation by redeeming all units of a fund. In those instances, redemption value may be less than contract value. Such contracts provide for interest penalties for early withdrawal by the Plan, and are not subject to interest rate resets or minimum rate levels. The Harbor Trust has guaranteed specific rates of return for contributions made as follows:

			December 31, 2002		December 31, 2001	
Year of Contribution	Rate of Return	Expiration of Guarantee Period	Contract Value and Cost	Fair Value	Contract Value and Cost	Fair Value
1997	6.50%	December 31, 2001	$ -	$ -	$ 418,762	$ 418,762
1998	6.25%	December 31, 2002	-	-	333,047	346,482
1999	5.40%	December 31, 2003	326,545	340,097	333,113	347,737
			$ 326,545	$ 340,097	$ 1,084,922	$ 1,112,981

4. Harbor Trust Fund (continued)

The fair value of the Harbor Trust Fund was calculated using compounded rates over the guarantee period and discounted back to December 31, 2002, under the assumption that there are no withdrawals or transfers from the Harbor Trust Fund between December 31, 2002 and the expiration of the guarantee period.

5. Income Tax Status

The Plan has received a determination from the Internal Revenue Service dated May 31, 1996 stating that the Plan is qualified under sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

HCR Manor Care Stock Purchase and Retirement Savings Plan

EIN: 34-1903270 Plan Number: 004

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Current Value
Mutual funds:		
*BNY Hamilton Money Market Premier Fund		$ 19,148,418
Harbor Bond Fund		9,750,810
Harbor Capital Appreciation Fund		8,741,080
MFS Capital Opportunities Fund – A		7,518,430
Harbor Large Cap Value Fund		6,338,134
Harbor International Equity Fund		6,025,666
		57,522,538
Corporate stocks:		
*Manor Care, Inc.		15,508,771
Guaranteed investment contract:		
Harbor Trust Fund		326,545
Loans to participants:		
*Loan Fund, various maturity dates	5.25% - 10.50%	1,583,839

* Party-in-interest

0304-0420372

REQUIRED INFORMATION

1. Financial Statements

•Report of Independent Auditors
•Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
•Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001
•Notes to Financial Statements
•Schedule of Assets Held at End of Year

The Plan's financial statements and schedule are prepared in accordance with the financial reporting requirements of ERISA.

2. Exhibits

S-K Item 601 No.	
23	Consent of Independent Auditors
99.1	Chairman of Employee Benefits Committee Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HCR MANOR CARE STOCK PURCHASE AND RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 26, 2003

By: Plan Administrator -
Heartland Employment Services, Inc.
(a wholly owned subsidiary of Manor Care, Inc.)
Employee Benefits Committee

By: 
Wade B. O'Brian
Chairman

By: 
Ann Otley
Secretary

Exhibit 99.1

Exhibit Index

Exhibit	
23	Consent of Independent Auditors
99.1	Chairman of Employee Benefits Committee Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-102248) pertaining to the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan of Manor Care, Inc. of our report dated June 17, 2003, with respect to the financial statements and schedule of the HCR Manor Care Stock Purchase and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Toledo, Ohio
June 26, 2003

Exhibit 99.1

Certification Pursuant To 18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act Of 2002

I, Wade B. O'Brian, Chairman of the Employee Benefits Committee, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Annual Report of HCR Manor Care Stock Purchase and Retirement Savings Plan (the Plan) on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations[1] of the Plan as of, and for, the periods presented in the Report.



Wade B. O'Brian
Chairman
Heartland Employment Services, Inc.
Employee Benefits Committee
June 26, 2003

[1] The foregoing certification has been provided in accordance with the requirements of Section 906 of the Sarbanes-Oxley Act. Because it is an employee benefit plan, the HCR Manor Care Stock Purchase and Retirement Savings Plan does not have results of operations.